Spartacus Acquisition Corporation

6470 E Johns Crossing, Suite 490

Duluth, GA 30097

October 15, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Edward M. Kelly

Re:	Spartacus Acquisition Corporation
Registration Statement on Form S-1, as amended
Filed September 28, 2020
File No. 333-249100

Dear Mr. Kelly:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Spartacus Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. EST on October 15, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Peter D. Aquino
Peter D. Aquino
Chief Executive Officer and Chairman

cc:	Ellenoff Grossman & Schole LLP
Kirkland & Ellis LLP